SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§140.13d-2(a)

(Amendment No. _________)*

INNODATA INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

457642205
(CUSIP Number)

Nauman Sabeeh Toor

c/o Innodata Inc.

55 Challenger Road

Ridgefield Park, New Jersey 07660

(201) 371-8000

Copy To:

David C. Schwartz

Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, NJ 08540-6289

(609) 919-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457642205	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nauman Sabeeh Toor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
1,306,267
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
1,306,267
	10	SHARED DISPOSITIVE POWER:
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,306,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 457642205	Page 3 of 5

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.01 per share (the “Common Stock”), of Innodata Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 55 Challenger Road, Ridgefield Park, New Jersey 07660.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Nauman Sabeeh Toor (the “Reporting Person”).

(b) The Reporting Person’s business address is 55 Challenger Road, Ridgefield Park, New Jersey 07660.

(c) The principal occupation of the Reporting Person is chief investment officer of BlackRoot Capital, with a principal address of 3716 Caesars Circle, Las Vegas, Nevada 89120. The Reporting Person also serves as a director of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

The shares of Common Stock beneficially owned by the Reporting Person were purchased by the Reporting Person in the open market with personal funds for an aggregate consideration of $1.79 million.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares beneficially owned by him for investment purposes. The Reporting Person may acquire additional securities of the Issuer or dispose of securities of the Issuer from time to time, in each case, in open market or private transactions, block sales or otherwise.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a)  As of November 21, 2019, the Reporting Person beneficially owns 1,306,267 shares, or 5.1% of the Issuer’s Common Stock. The percentage amount is based on 25,527,679 shares of Common Stock outstanding as of October 31, 2019, as disclosd in the Issuer’s Form 10-Q filed on November 7, 2019.

(b)  As of November 21, 2019, the Reporting Person has sole voting and dispositive power over 1,306,267 shares of the Issuer’s Common Stock. As of November 21, 2019, the Reporting Person does not share voting or dispositive power over any shares of the Issuer’s Common Stock.

(c) On November 18, 2019, the Reporting Person acquired 9,700 shares of the Issuer’s Common Stock in the open market at a price of $1.23 per share.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 457642205	Page 4 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

CUSIP No. 457642205	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2019	/s/ Nauman Sabeeh Toor
Nauman Sabeeh Toor